Exhibit 99.1

YM BioSciences Announces Orphan Drug Designation for
JAK1/JAK2 Inhibitor CYT387 in Europe

MISSISSAUGA, Canada - May 31, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today announced that it has received positive opinions from the Committee for Orphan Medicinal Products of the European Commission to grant Orphan Medicinal Product Designation to its JAK1/JAK2 inhibitor, CYT387, for the treatment of primary myelofibrosis, post-polycythaemia vera myelofibrosis and post-essential thrombocythaemia myelofibrosis.  Myelofibrosis is a chronic debilitating unmet medical need in which a patient's bone marrow is replaced by scar tissue, and for which treatment options are limited or unsatisfactory.

“CYT387 has demonstrated early efficacy in improving the key aspects of myelofibrosis including anemia, splenomegaly and a range of debilitating symptoms,” said Dr. Nick Glover, President and CEO of YM BioSciences. “Having our JAK inhibitor designated as an orphan drug for the treatment of myelofibrosis in Europe, in addition to our previously obtained orphan designation in the US, will help ensure that we are able to advance this drug as efficiently as possible for these patient groups.”

Orphan Medicinal Product Designation from the European Commission is granted to medicines intended for the treatment of life-threatening or chronically debilitating conditions that affect no more than 5 in 10,000 people in the EU. Developers of medicines that have received orphan designation may receive fee reductions, protocol assistance, access to the centralized authorization procedure, as well as 10 years of marketing exclusivity once authorized.

The U.S. Food and Drug Administration (FDA) has previously granted Orphan Drug Designation to CYT387 for the treatment of myelofibrosis.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com